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07020736

From	"Boreali
Subject	[Boreyli
Date	Thu, Jan
To	"directors" <directors@borealis.gi>
CC	"PR Group" <pr@borealis.gi>

Roche Bay plc Brings its First Season to a Close

SUPPL

Gibraltar, 19 December 2006:

Canadian iron ore junior, Roche Bay plc (US OTC: RCHBF, "Roche Bay" or "the company"), completed its first season of operations at Roche Bay, Nunavut. The Company was the last of the exploration operations in the area to shut down for the winter on November 15, 2006.

The season saw the collection of environmental data needed for the preparation of a baseline study to be released early in 2007 as well as the assembly and training of a 100% Inuit drill team.

Camp mobilization occurred in early July 2006, in order to accommodate a team of environmental scientists from EBA Consulting Ltd. who conducted several surveys over the course of the summer for the environmental baseline study. The study is due to be released in early 2007.

Eleven people from communities surrounding Roche Bay were assembled and fully trained in July and August to become a 100% Inuit drill team for small-core drilling. The core extracted is currently undergoing metallurgical test work and the reports are expected by the end of January. Over the winter months, plans are underway to send a part of the current drill team to Southern Canada for further drill training.

Chief Operating Officer, Danie Botes, says, "This season certainly saw many challenges, but it was a learning experience that has greatly benefited us. We were able to go in and work with the community and build relationships that will help us ensure a successful Arctic experience."

Chief Executive Officer, Benjamin Cox, comments, "We are very proud of our accomplishments in our first season of operation."

Plans are in progress for a second season with mobilization to occur as early as April 2007. The operations for next year will focus on drilling, with a goal of 20-30,000 meters of core to be drilled for delineating a resource to current geological standards.

A competent persons report is currently being prepared by Golder Associates and will be completed by the end of January.

Melinda K. Moore, formerly of Steel Business Briefings, is no longer the Chief Financial Officer of Roche Bay plc. The Board of Directors approved Moore's resignation on January 4, 2007. A replacement for the position will be named near the end of January.

For more information, please contact:

Millbrook Partnership

Tim Grey

+44 (0) 20 7520 9455

Roche Bay (US OTC: RCHBF) is an emerging iron ore company with a large

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resource base in Canada's northeast, in two groups of ore bodies: the 'Eastern which are the current focus and the Western ore bodies which will support an inter-generational life of mine. The project's key advantages include its low infrastructure development costs and its ability to ship product to Europe in under nine days. The Company is domiciled in Gibraltar. Its ultimate majority shareholder is Borealis Exploration Limited (US OTC: BOREF).

Please see the Company Website at www.rochebay.com for more details.

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Company Number: 60527

THE COMPANIES ORDINANCE

RECEIVED
2007 FEB -1 A II: 22

Return of Allotments

Pursuant to Section 60(1)

(a) made on the 7 December 2006

Name of Company ROCHE BAY PUBLIC LIMITED COMPANY

Presented by FIDECS MANAGEMENT LIMITED
Montagu Pavilion, 8-10 Queensway, Gibraltar

(b) Number and type of Shares allotted payable in cash 88,100 ORDINARY shares

Nominal amount of the Shares so allotted USD881.00

Amount paid or due and payable on each such Share USD0.01 + USD2.99 premium

Number of Shares allotted for a consideration other than cash Nil

Nominal amount of the Shares so allotted Nil

Amount to be treated as paid on each such Share Nil

The consideration for which such Shares have been allotted is as follows:

N/A

(Signature) [signature]

Andrew Gardner

For and on behalf of
Fidecs Management Limited

(State whether Director or Secretary) *Secretary*

Dated the 29th day of December, 2006

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Company Number: 60527

THE COMPANIES ORDINANCE

RECEIVED

[illegible] FEB -1 A 11:2[illegible]

Return of Allotments

Pursuant to Section 60(1)

(a) made on the 7 December 2006

Name of Company ROCHE BAY PUBLIC LIMITED COMPANY

Presented by FIDECS MANAGEMENT LIMITED
Montagu Pavilion, 8-10 Queensway, Gibraltar

(b) Number and type of Shares allotted payable in cash 30,000 ORDINARY shares

Nominal amount of the Shares so allotted USD300.00

Amount paid or due and payable on each such Share USD0.01 + USD 7.69 premium

Number of Shares allotted for a consideration other than cash Nil

Nominal amount of the Shares so allotted Nil

Amount to be treated as paid on each such Share Nil

The consideration for which such Shares have been allotted is as follows:

N/A

(Signature) [signature]

Andrew Gardner
For and on behalf of
Fidecs Management Limited

(State whether Director or Secretary) *Secretary*

Dated the 29th day of December, 2006

Names, Addresses and Descriptions of the Allottees

Surname	Christian Name	Address	Description	Number of Shares allotted		
				Preference	Ordinary	Other kinds
Cox	**Benjamin J.**	**6200 SW Tower Way, Portland OR 97221 United States of America**	**Technical Contractor**		**ORDINARY 30,000 30,000**	

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